The Real Brokerage Surpasses 6,000 Agent Milestone

TORONTO AND NEW YORK -- August 2, 2022 /BusinessWire -- The Real Brokerage Inc. ("Real" or the "Company") (NASDAQ: REAX) (TSX: REAX), an international, technology-powered real estate brokerage, today announced that it has surpassed 6,000 agents. The Company appeals to agents interested in an attractive financial incentive structure, innovative technology tools and an enterprising, ambitious culture.

Over the past year, the Company experienced several significant milestones. July 21, 2022 marked just one year since the Company rang the bell in celebration of its Nasdaq Stock Exchange listing, and as recently as July 22, the Company announced it had graduated from the TSX Venture Exchange to the Toronto Stock Exchange. Between August 2021 and today, the Company broadened its brokerage operations to 44 states and the District of Columbia, as well as expanding internationally, commencing operations in Alberta and Ontario, Canada.

"We are both pleased and energized by the successes Real has demonstrated over the past year," said Chairman and Chief Executive Officer Tamir Poleg. "We see these achievements as an indication that our model-based on innovative technology and a collaborative culture-is what agents are looking for."

About Real

The Real Brokerage Inc. (NASDAQ: REAX) (TSX: REAX) is revolutionizing the residential real estate industry by pairing best-in-class technology with the trusted guidance of the agent-led experience. Real delivers a cloud-based platform to improve efficiencies and empower agents to provide a seamless end-to-end experience for homebuyers and sellers. The company was founded in 2014 and serves 44 states, D.C., and two Canadian provinces with over 6,000 agents. Additional information can be found on its website at onereal.com.

Contact Information

For additional information, please contact:

Elisabeth Warrick

Director, Communications

elisabeth@therealbrokerage.com

Investors, for more information, please contact:

Jason Lee

Vice President, Capital Markets & Investor Relations

investors@therealbrokerage.com

908.280.2515

Forward-Looking Information

This press release contains forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking information is often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. These statements reflect management's current beliefs and are based on information currently available to management as at the date hereof. Forward-looking information in this press release includes, without limiting the foregoing, information relating to Real's second quarter earnings call, the release of the second quarter financial results and the business and strategic plans of Real.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to Real's business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results. Real considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements to differ materially from those expressed or implied in the forward-looking information. These factors should be carefully considered and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this press release are based upon what management believes to be reasonable assumptions, Real cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this press release, and Real assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.